SI 19010725

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managed Account Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Great Valley Parkway, Suite 130
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evan Smallwood (610) 225-6035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 06 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Evan Smallwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managed Account Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 2/15/19
Signature

Director
Title

[signature]
Notary Public 02/15/2019

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JANENE L LANTZ
Notary Public
CALN TWP CHESTER COUNTY
My Commission Expires May 2, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Managed Account Services, LLC

Contents

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Managed Account Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Managed Account Services, LLC (the "Company"), as of December 31, 2018, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in Schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York

February 28, 2019

Managed Account Services, LLC

Statement of Financial Condition
December 31, 2018
(in thousands)

Assets		
Cash	$	144
Receivable from Clearing Broker		5
Prepaid expenses		4
Equipment, at cost (less accumulated depreciation of $42)		2
Other assets		1
Total assets	$	156
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	1
Due to Parent and affiliates		11
Total liabilities		12
Member's Equity		144
Total liabilities and member's equity	$	156

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to sub- paragraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission

Managed Account Services, LLC

Statement of Operations
Year Ended December 31, 2018
(in thousands)

Revenues		
Commissions	$	7
Transaction fees		11
Realized gain on securities		3
Interest income		25
Trading income (Riskless Principal)		220
Other services income		26
Total revenues		292
Expenses		
Personnel costs		138
Brokerage and clearance		23
Outside services		179
Data processing and communications		7
Occupancy and equipment		18
Other expenses		60
Total expenses		425
Net loss	$	(133)

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to sub- paragraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission

Managed Account Services, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2018
(in thousands)

	Member's Equity	Accumulated Deficit	Total
Balance, January 1, 2018	$ 6,247	$ (5,920)	$ 327
Distributions	(50)	-	(50)
Net loss	-	(133)	(133)
Balance, December 31, 2018	$ 6,197	$ (6,053)	$ 144

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to sub- paragraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission

Managed Account Services, LLC

Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
Year Ended December 31, 2018
(in thousands)

Subordinated Borrowings - January 1, 2018	$	700
Repayment	$	(700)
Subordinated Borrowings - December 31, 2018	$	-

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to sub- paragraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission

Managed Account Services, LLC

Statement of Cash Flows
Year Ended December 31, 2018
(in thousands)

Cash Flows From Operating Activities		
Net loss	$	(133)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		1
Changes in operating assets and liabilities:		
Accounts receivable		75
Prepaid expenses		21
Other assets		3
Receivable from Clearing Broker		298
Payable to Clearing Broker		(49)
Accounts payable and accrued expenses		(26)
Due to Parent and affiliates, net		(18)
Net cash provided by operating activities		172
Cash Flows used in Investing Activities		
Purchase of equipment		(1)
Cash Flows from Financing Activities		
Member distribution		(50)
Repayment of subordinated loan		(700)
Net cash used in financing activities		(750)
Net decrease in cash		(579)
Cash, beginning of year		723
Cash, end of year	$	144
Supplemental schedule of non-cash financing activities:	$	21
Cash paid for interest		

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to sub- paragraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission

(in thousands)

Note 1. Organization and Summary of Significant Accounting Policies

Organization: Managed Account Services, LLC (the "Company"), a wholly owned subsidiary of Clearbrook, LLC (the "Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with First Clearing, LLC (the "Clearing Broker"), and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customer and maintains, and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting polices is as follows:

Basis of Preparation: These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP")

These financial statements were approved by management and available for issuance on February 28, 2019. Subsequent events have been evaluated through this date.

Revenue Recognition:
Effective January 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to new customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Additionally, the guidance requires improved disclosure to help users of financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance, and is now effective commencing with our 2018 fiscal year. The guidance allows for either a full retrospective or modified retrospective transition method. The Company adopted the guidance on January 1, 2018 using the modified retrospective method of adoption. Based on the analysis completed to date, there was no material impact on its financial statements and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Significant Judgments: Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenues are based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with the counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Mutual fund trail commissions are paid by the fund company, typically in arrears.

Trading income (riskless principal): The Company engaged in a fixed income strategy in which it purchased fixed income securities (primarily municipal securities) from dealers, added a mark-up, then delivered these same securities to registered investment advisors' clients. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial security or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the registered advisory firm and its customers.

Transaction fees: The Company earns a 15% transaction fee quarterly in arrears for back-office operational and brokerage services as a result of their third-party asset management platform (TAMP). The contract provides for an asset based fee therefore the Company believes that the performance obligation is satisfied on the last day of each quarter when the assets are valued.

Other Services Income: The Company agrees to provide introducing brokerage and trading services to customers for a fee that is representative of a percentage of customers' assets, typically 5 bps, calculated and collected monthly in arrears. The contract provides for an asset based fee therefore the Company believes that the performance obligation is satisfied on the last day of each quarter when the assets are valued. The Company also earns a fee in connection with the facilitation of investment banking deals between counterparties. The Company believes that the performance obligation in the contract is satisfied on the date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregated Revenue: Disaggregation of revenue is presented on the face of the statement of operations by type of revenue streams the Company earns.

Fair Value of Financial Instruments: The estimated fair values of the Company's short-term financial instruments, including cash, receivables, and accounts payables arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period between their origination and expected realization.

Depreciation: Equipment is depreciated using the straight-line method over the useful lives of the assets.

(in thousands)

Note 1. Organization and Summary of Significant Accounting Policies (Continued

Income Taxes: The Company, with the consent of its Parent, elected to be taxed under sections of Federal and State tax law, which provides that, in lieu of corporation income taxes, the Company's taxable income or loss is allocated to and included in the tax return of the individual member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

Off- Balance Sheet Risk: In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to its Clearing Brokers for these customer accounts at December 31, 2018.

Accounts Receivable: Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. The Company had outstanding receivables related to revenue from contracts with customers totaling $75 as of January 1, 2018, which were all collected during the year. There are no outstanding accounts receivable at December 31, 2018. There were no contract assets or contract liabilities as of January 1, 2018 or December 31, 2018.

Use of Estimates: The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

Liquidity: As shown in the accompanying financial statements, the Company incurred a net loss of $133 during the year ended December 31, 2018. As of December 31, 2018, the Company's available cash was $144 and liabilities were $12. Management has evaluated these conditions and determined that since the Company has historically relied on its Member to meet its cash flow requirements (through cash advances, capital infusions, and/or forgiveness of intercompany debt), this is sufficient to alleviate the uncertainty created by these conditions. Due to the decrease in revenues from relationships as discussed in Note 6, and in connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Parent that are sufficient to fund the working capital needs of the Company through one year from the issuance of these financial statements.

(in thousands)

Note 2. Transactions with Customers and Clearing Broker

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

At December 31, 2018, the Company has a receivable of $5 from the Clearing Broker.

Note 3. Equipment

Equipment as of December 31, 2018 consists of:

	2018
Computers and printers	$ 40
Office equipment	4
	44
Less accumulated depreciation	(42)
Equipment, net	$ 2

Note 4. Commitments and Contingencies

The Company has a non-cancelable lease for office space through September 2020 with annual rental payments subject to 3% escalation. Pursuant to an Expense Sharing Agreement with the Parent (see Note 5), the Company is committed to pay rent for office space under this lease as reimbursement to the Parent. Rent expense, which is included in occupancy and equipment expense on the statement of operations, allocated to the Company was $14 for the year ended December 31, 2018.

Future rent payments under leases

2019	$ 23
2020	$ 18
Total	$ 41

(in thousands)

Note 5. Subordinated Debt and Other Related Party Transactions

The Company borrowed $700 from a related party on April 20, 2017, subject to a subordinated loan agreement with the related party. Pursuant to the terms of the agreement, the loan matured on April 17, 2018, and was repaid to the lender with interest at the rate of 10%. During the year ended December 31, 2018, interest expense charged on the subordinated debt was $21 and is included in other expenses on the statement of operations.

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and office space and other shared services. During 2018, the Parent allocated $158 of various expenses including the aforementioned $14 of rent for office space (see Note 4) to the Company pursuant to the Expense Sharing Agreement. These expenses are included in multiple line items in the statement of operations.

Employees of the Company participate in a 401(k) plan of the Parent. The Company reimburses the Parent for its proportionate share of the cost of this plan, based on actual employees of the Company on a monthly basis. In 2018, $1 was allocated to and expensed by the Company related to this plan, and is included within personnel costs in the statement of operations.

CbF Advisors, LLC ("CbFA"), an affiliated registered advisory firm, maintains a revenue sharing arrangement with the Company in recognition of their third-party asset management platform ("TAMP") platform they both support. Third-party advisors utilize this TAMP for their clients in which both the Company and CbFA provide back-office operational and brokerage services generating fee revenue for both companies. As a result, each company receives 15% of the monthly fee income generated by the other company. CbFA maintained one client relationship on this TAMP. In September, 2018, all assets were transferred out of the TAMP and it was closed. As a result, CbFA was 'de-registered" and is no longer a registered advisory firm. Going forward, the Company will not receive any revenue related to this arrangement.

Fee income earned by the Company from CbFA was approximately $10 for the year ended December 31, 2018. At December 31, 2018, there were no amounts due to/from CbFA.

(in thousands)

Note 6. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution, which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company maintains cash balances at a Clearing Broker that, at various times during the year, exceeded the threshold for insurance coverage provided by the Securities Investor Protection Corporation ("SIPC"). The Company does not believe that it has any substantial risk with respect to its cash.

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

During 2018, approximately 75% of revenues was derived from a joint venture mentioned in Note 8. Approximately 13% of revenues was derived from a third party customer. For the year ended December 31, 2018, $258 of revenue were as a result of these two relationships.

Note 7. Net Capital Requirements

As a registered broker and dealer in securities under the Securities Exchange Act of 1934, the Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2018, the Company had net capital of $137, which was $132 in excess of the required net capital of $5. The Company's aggregate indebtedness at December 31, 2018 was $12, and its aggregate indebtedness to net capital ratio was 9.07 to 1.

In October 2018, the Company terminated its Clearing arrangement with First Clearing. Accordingly, the Company no longer has any Clearing relationship net capital requirements.

Note 8. Joint Venture

In 2018, the Company entered into a joint venture whereby a group of traders executed riskless principal fixed income trades and received a percentage of the "net" revenue as commission. Gross revenue for 2018 was $220 which is included in trading income on the statement of operations. Commissions paid for these transactions was $107 for 2018. This joint venture was discontinued and terminated as of March 1, 2018. As of March 1, 2018, the Company no longer engages in this type of trading and no longer maintains a clearing relationship.

(in thousands)

Note 9. Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right to use asset and a lease liability and the disclosure of key information pertaining to lease arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company expects to record a right-of-use asset of $41 and a related lease liability of $41 upon the adoption of ASU 2016-02.

Note 10. Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

Supplemental Information

Managed Account Services, LLC

Schedule I: Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018
(in thousands)

Net capital:			
Total member's equity qualified for net capital		$	144
Additions:			
Liabilities subordinated to claims of general creditors			-
Other deductions or allowable credits			-
Total capital and allowable subordinated liabilities			144
Deductions:			
Nonallowable assets			
Accounts receivable	-		
Prepaid expenses	4		
Equipment, at cost (less accumulated depreciation of $42)	2		
Other assets	1		
Total Nonallowable assets			7
Net capital		$	137
Aggregate Indebtedness			
Items included in Statement of Financial Condition			
Payable to Clearing Broker		$	-
Accounts payable and accrued expenses			1
Due to Parent and affiliates			11
Total aggregate indebtedness		$	12
Computation of basic net capital requirement			
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate Indebtedness)		$	5
Excess Net Capital		$	132
Ratio: Aggregate indebtedness to net capital			9.07 to1
Ratio: Debt-to debt-equity			0

There are no material differences between the computation of bet capital presented above and the computation of net capital in the Company's unaudited Form X-17a-5, Part II-A filing as of December 31, 2018

See Report of Independent Registered Public Accounting Firm

Managed Account Services, LLC

Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Managed Account Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Managed Account Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

New York, New York
February 28, 2019

MANAGED ACCOUNT SERVICES LLC

2018 SEC Rule 15c3-3 Exemption Report

Managed Account Services, LLC ("MAS") is a SEC registered, FINRA/SIPC member broker-dealer that operates pursuant to the following exemption from SEC Rule 15c3-3, as set forth below:

> 240.15c3-3(k)2(ii): Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

I reviewed certain documents to confirm MAS' continued reliance upon the above-referenced exemption. In particular, I reviewed MAS' error accounts and bank accounts for 2018 as well as sampled customer funds and securities transferred[1] to our clearing firm. Furthermore, all account statements clearly identify MAS' clearing firm on a fully disclosed basis.

As a result of my review, I did not identify any instance wherein MAS did not comply with the requirements of this exemption.

As a result, I hereby affirm that MAS has met the exemptive provisions of Rule 240.15c3-3(k)2(ii) for fiscal year 2018.

Signed ______________________ Date: 12/31/18

EVAN SMALLWOOD, CEO

[1] This is part of the annual branch office inspection review as required by FINRA Rule 3010(c).